Paul Arena
Chief Executive Officer
paul.arena@augme.com
Office: 212.710.9350
Mobile: 404.915.8449

May 27, 2011

Larry Sprigel
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NW
Washington, D.C.20549

Re:	Augme Technologies, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed May 18, 2011
File No. 333-172865

Dear Mr. Sprigel:

Augme Technologies, Inc. (“Augme” or the “Company”) received your letter dated May 26, 2011.  Provided below is the Company’s response to your comment.

General

1.
We note your response to comment one from our letter dated April 27, 2011.  Please provide us with your analysis as to why you were not required to register your common stock in 2010 pursuant to Section 12(g) of the Securities Exchange Act.

Augme’s Response.  Section 12(g) of the Securities Exchange Act states:

Registration of securities by issuer; exemptions

1. Every issuer which is engaged in interstate commerce, or in a business affecting interstate commerce, or whose securities are traded by use of the mails or any means or instrumentality of interstate commerce shall—

A. within one hundred and twenty days after the last day of its first fiscal year ended after July 1, 1964, on which the issuer has total assets exceeding $1,000,000 and a class of equity security (other than an exempted security) held of record by seven hundred and fifty or more persons; and

B. within one hundred and twenty days after the last day of its first fiscal year ended after two years from July 1, 1964, on which the issuer has total assets exceeding $1,000,000 and a class of equity security (other than an exempted security) held of record by five hundred or more but less than seven hundred and fifty persons, register such security by filing with the Commission a registration statement (and such copies thereof as the Commission may require) with respect to such security containing such information and documents as the Commission may specify comparable to that which is required in an application to register a security pursuant to subsection (b) of this section. Each such registration statement shall become effective sixty days after filing with the Commission or within such shorter period as the Commission may direct. Until such registration statement becomes effective it shall not be deemed filed for the purposes of section 18. Any issuer may register any class of equity security not required to be registered by filing a registration statement pursuant to the provisions of this paragraph. The Commission is authorized to extend the date upon which any issuer or class of issuers is required to register a security pursuant to the provisions of this paragraph.  (Emphasis added.)

The Company has never had a class of equity security held of record by 500 or more persons.  In the Company’s Annual Report on Form 10-K for the fiscal year ended February 28, 2010, it reported that it had of record 272 stockholders.  In the Company’s Annual Report on Form 10-K for the fiscal year ended February 28, 2011, it reported that it had of record 298 stockholders.  Therefore, we do not believe that Section 12(g) required the Company to register its common stock at this time.

In making this response the Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact Peter Hogan, Esq. with any additional comments or questions that you have.  Mr. Hogan’s telephone number is (310) 208-1182 and his facsimile number is (310) 208-1154.

Sincerely,

/s/ Paul R. Arena
Paul R. Arena
Chief Executive Officer